ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JULY 27, 2021 AND

PROSPECTUS DATED APRIL 30, 2021)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-255666

NASDAQ, INC.

€615 million 0.900% Senior Notes due 2033

Final Term Sheet

July 27, 2021

Issuer:	Nasdaq, Inc.

Type:	SEC Registered

Trade Date:	July 27, 2021

Settlement Date:

July 30, 2021 (T+3)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the prospectus supplement, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity:	July 30, 2033

Interest Payment Dates:	Annually on July 30, beginning on July 30, 2022

Mid-Swap Yield:	0.051%

Spread to Mid-Swap Yield:	+ 85 basis points

Re-offer Yield:	0.901%

Coupon (Interest Rate):	0.900%

Benchmark:	0.000% DBR due February 15, 2031

Benchmark Yield:	-0.479%

Spread to Benchmark:	+ 138 basis points

Re-offer Price:	99.989%

Aggregate Principal Amount:	€615,000,000

Gross Proceeds:	€614,932,350

Fees:	0.55%

Net Proceeds Before Estimated Expenses:	€611,549,850

Change of Control:	Putable at 101% of principal plus accrued interest

Business Day Conventions:	Following Business Day convention

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provision:

Callable at any time, at the greater of par or the make-whole redemption price (Bund Rate plus 25 basis points)

Notwithstanding the foregoing, at any time on or after April 30, 2033 (three months before their maturity date), the notes will be redeemable, as a whole or in part, at the issuer’s option and at any time or from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption

Clearing and Settlement:	Euroclear/Clearstream

ISIN / Common Code:	XS2369906644 / 236990664

Anticipated Listing:	The Nasdaq Global Market

Joint Bookrunning Managers:

Morgan Stanley & Co. International plc

Merrill Lynch International

J.P. Morgan Securities plc

Goldman Sachs & Co. LLC

Skandinaviska Enskilda Banken AB (publ)

HSBC Securities (USA) Inc.

Citigroup Global Markets Limited

Mizuho International plc

Nordea Bank Abp

Wells Fargo Securities International Limited

Co-Managers:	ICBC Standard Bank Plc Siebert Williams Shank & Co., LLC The Toronto-Dominion Bank CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc.

MiFID II/UK MiFIR professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting Morgan Stanley & Co. International plc at +1-866-718-1649; Merrill Lynch International toll free at +1-800-294-1322; J.P. Morgan Securities plc at 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom, Facsimile: +44 20 3493 0682, Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group, +44-207-134-2468; Goldman Sachs & Co. LLC at Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; or Skandinaviska Enskilda Banken AB (publ) at Kungsträdgårdsgatan 8, SE-106 40, Stockholm, Sweden, Attention: DCM Legal, Telephone: +49-69-2558-5443, Email: dcmlegal@seb.se.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.